Exhibit 17.1

Milton Boniuk, M.D. 1111 Hermann Drive Unit 29E Houston, TX 77004

July 10, 2018

By E-mail

Anil R. Diwan, President and Chairman
Mukund S. Kulkarni, Director
Stanley Glick, Director
NanoViricides, Inc.
1 Controls Drive,
Shelton, CT 06484

Dear Dr. Diwan and Members of the Board:

After careful reflection, and based upon what appear to be irreconcilable disagreements between me, on the one hand, and the Chief Executive Officer, other members of management, and the Board, on the other, I have decided to submit this letter as my resignation from the Board of NanoViricides, Inc., and from all Committees of the Company.

I have reluctantly reached this conclusion on the basis of, among other things, management’s repeated refusal to provide the audit committee (on which I have served) with information regarding related party transactions, including the propriety of charges by TheraCour Pharma, Inc. to NanoViricides. As you know, the request for that information was made pursuant to a unanimous resolution of the audit committee. I also object to the fact that management has consistently refused to allow a proper forensic audit of the books and records of NanoViricides so that the audit committee can discharge its fiduciary duties. In addition, among other reasons for my resignation, I object to the proposal that the Chief Executive Officer’s employment agreement be extended for three years when the audit committee has not received the information needed for its investigation and no analysis has been done of the impact of that extension on the Company. That proposal has been made notwithstanding the audit committee’s unanimous recommendation on July 3rd that the employment agreement be extended for only 30 days.

Sincerely,

Milton Boniuk, M.D.